UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January, 2023
Commission File Number 001-40695

Dole plc
(Exact name of registrant as specified in its charter)

29 North Anne Street
Dublin 7
Ireland
D07 PH36
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
☒ Form 20-F ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ◻
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ◻

Incorporation by Reference
This report on Form 6-K, other than the press release attached as Exhibit 99.2 hereto, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (Registration Numbers: 333-261591 and 333-258406) of Dole plc and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Entry into a Material Definitive Agreement
On January 30, 2023, Dole Food Company, Inc., a North Carolina corporation (“DFC”), Dole Fresh Vegetables, Inc., a California corporation (“Dole”), and Bud Antle, Inc., a California corporation (“Bud”), each a wholly owned subsidiary of Dole plc, an Irish public limited company (the “Company”), entered into a Stock Purchase Agreement (the “Agreement”) with Fresh Express Acquisitions LLC (“Fresh Express”), a Delaware limited liability company, and Fresh Express Incorporated, a Delaware corporation, each a wholly owned subsidiary of Chiquita Holdings Limited, a private limited company organized under the laws of England and Wales, pursuant to which Dole has agreed to sell its fresh vegetables division (the “Business”) to Fresh Express for approximately $293 million in cash, subject to certain adjustments set forth in the Agreement (the “Transaction”).
The closing of the Transaction (the “Closing”) is subject to the satisfaction (or, to the extent permitted by law, waiver) of certain conditions, including, among others, (i) the expiration or termination of all applicable waiting periods under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), (ii) the absence of any governmental order prohibiting (and, in the case of Fresh Express, the absence of any governmental action seeking to prohibit) the Closing, (iii) Fresh Express having obtained and bound a customary representation and warranty insurance policy with respect to the Transaction, (iv) in the case of Fresh Express, Dole having completed certain pre-closing internal assignments, (v) in the case of Fresh Express, the absence of a Material Adverse Effect (as defined in the Agreement) with respect to the Business since the date of the Agreement, (vi) the accuracy of each party’s representations and warranties in the Agreement, subject to agreed-upon materiality standards, (vii) compliance by each party with its respective covenants under the Agreement in all material respects and (viii) certain policies of insurance for the Business having been obtained and bound effective as of the Closing. There is no financing condition to the obligation of Fresh Express to close the Transaction.
In the Agreement, the parties have agreed to customary covenants relating to the Transaction, including, among others, covenants relating to the conduct of the Business prior to the Closing and the use of reasonable best efforts to close the Transaction and to obtain all required regulatory approvals. At the Closing, Dole and Bud will enter into a transition services agreement pursuant to which they will provide each other certain transition services for a limited period following the Closing. In addition, at the Closing, DFC and Bud will enter into a trademark license agreement pursuant to which Bud will be granted a non-exclusive license, for a period of two years following the Closing, to use the “DOLE” brand in North America for all products produced by the Business as of the Closing.
Dole and Fresh Express have agreed to indemnify each other for losses resulting from certain specified breaches of the Agreement and certain other specified matters relating to the Business, subject to certain limitations described in the Agreement.
The representations, warranties and covenants of the parties contained in the Agreement have been made solely for the benefit of the parties. In addition, such representations, warranties and covenants (i) have been made only for purposes of the Agreement, (ii) are subject to materiality qualifications contained in the Agreement that may differ from what may be viewed as material by investors, (iii) were made only as of the date of the Agreement or such other date as is specified in the Agreement and (iv) have been included in the Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Agreement is included with this Report only to provide investors with information regarding the terms of the Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.
The above description of the Agreement and the Transaction does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Agreement, which is attached as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.
On January 31, 2023, the Company issued a press release in connection with the Transaction. A copy of the press release is attached as Exhibit 99.2 to this Report on Form 6-K and incorporated herein by reference.

Forward-Looking Statements
Certain statements made in this disclosure that are not historical are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements are based on management’s beliefs, assumptions and expectations of the Company’s future economic performance, considering the information currently available to management. These statements are not statements of historical fact. The words “believe,” “may,” “could,” “will,” “should,” “would,” “anticipate,” “estimate,” “expect,” “intend,” “objective,” “seek,” “strive,” “target” or similar words, or the negative of these words, identify forward-looking statements. The inclusion of this forward-looking information should not be regarded as a representation by the Company or any other person that the future plans, estimates or expectations contemplated by the Company will be achieved. Such forward-looking statements are subject to various risks and uncertainties and assumptions relating to the Company’s operations, financial results, financial condition, business prospects, growth strategy and liquidity. Accordingly, there are, or will be, important factors that could cause the Company’s actual results to differ materially from those indicated in these statements. Factors that could cause or contribute to such differences include (i) the parties’ inability to close the Transaction in a timely manner or at all due to the failure to satisfy conditions to the Closing, including the expiration or termination of all applicable waiting periods under the HSR Act, (ii) uncertainties as to the timing of the Closing, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement, (iv) risks related to disruption of management’s attention from the Company’s ongoing business operations, (v) the effect of the announcement or pendency of the Transaction on the Company’s relationships with its customers, operating results and business generally, (vi) the outcome of any legal proceedings to the extent initiated against the Company, Fresh Express, Chiquita Holdings or others related to the Transaction, (vii) the ability of the Company to execute on its strategy and achieve its goals and other expectations after the Closing, (viii) legislative, regulatory and economic developments and (ix) those other matters disclosed in the Company’s filings with the U.S. Securities and Exchange Commission. If one or more of these or other risks or uncertainties materialize, or if the Company’s underlying assumptions prove to be incorrect, the Company’s actual results may vary materially from what the Company may have expressed or implied by these forward-looking statements. The Company cautions that you should not place undue reliance on any of the Company’s forward-looking statements. Any forward-looking statement speaks only as of the date on which such statement is made, and the Company does not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made except as required by the federal securities laws.

EXHIBIT INDEX

Exhibit No.	Description
99.1
Stock Purchase Agreement, dated as of January 30, 2023, by and among Fresh Express Acquisitions LLC, Dole Fresh Vegetables, Inc., Bud Antle, Inc., Dole Food Company, Inc., solely for the purposes set forth therein, and Fresh Express Incorporated, solely for the purposes set forth therein.*

99.2	Press Release, dated as of January 31, 2023
* Schedules and exhibits have been omitted pursuant to Instruction 4 to Item 19 of Form 20-F.

DOLE plc
SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 31, 2023
DOLE PLC
(Registrant)
By:    /s/ Rory Byrne
    Name:    Rory Byrne
    Title:    Chief Executive Officer